UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 5, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Andi Setiawan

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(Signature)

Andi Setiawan

VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

INVITATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FINANCIAL YEAR 2017

(No. TEL 60/PR 000/COP-I5000000/2018)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk domiciled in Bandung City (hereinafter referred to as the “Company”), hereby invites shareholders of the Company to attend the Annual General Meeting of Shareholders (the “Meeting’) of the Company to be held on:

Day/Date	:	Friday / April 27, 2018
Time	:	13.30 Jakarta Time
Place	:	Ballroom - Four Seasons Hotel Jl. Jend. Gatot Subroto Kav. 18 Jakarta Selatan, 12710.

The Meeting will discuss and decide on the following agenda:

1.	Approval of the Company’s Annual Report for Financial Year 2017, including the Board of Commissioners’ Supervisory Report

2.

Ratification of the Company’s Financial Statements, and Partnership and Community Development Program (Program Kemitraan dan Bina Lingkungan) Annual Report for Financial Year 2017 and the acquittal and discharge of all members of the Board of Directors and the Board of Commissioners

Explanation:

The 1st and 2nd items of the agenda are based on Article 18 Paragraph 9 of the Company’s Articles of Association and Article 17 and Article 18 of Minister of State-Owned Enterprises Regulation Number PER-09/MBU/07/2015 regarding Partnership Program for State-Owned Enterprises with Small  Business and Community Development Program as amended by Minister of State-Owned Enterprises Regulation Number PER-03/MBU/12/2016 regarding Amendment to Minister of State-Owned Enterprises Regulation Number PER-09/MBU/07/2015 regarding  Partnership  Program  and Community Development Program of State-Owned Enterprises, and Minister of State-Owned Enterprises Regulation Number PER-02/MBU/07/2017 regarding Amendment to Minister of State-Owned Enterprises Regulation Number PER-09/MBU/07/2015 regarding  Partnership  Program and Community Development Program of State-Owned Enterprise

3.	Appropriation of the Company’s Net Income for Financial Year 2017

Explanation:

The 3rd item of the agenda, which is the appropriation of the Company's Net Income for Financial Year 2017, is based on Article 71 of Law No. 40 Year 2007 regarding Limited Liability Companies (“Company Law) and Article 21 and Article 26 of the Company’s Articles of Association, wherein the distribution of the Company’s net profit requires GMS approval.

4.	Determination of Tantiem for Financial Year 2017 and Salary, Honorarium and other Allowances for members of the Board of Directors and the Board of Commissioners for year 2018

Explanation:

The 4th item of the agenda regarding Determination of Tantiem for Financial Year 2017 and Salary, Honorarium and other Allowances for members of the Board of Directors and the Board of Commissioners for year 2018 is based on Article 11 Paragraph 19 and Article 14 Paragraph 30 of the Company’s Articles of Association, Article 96 and Article 113 of the Company Law and Minister of State-Owned Enterprises Regulation Number PER-04/MBU/2014 regarding Guidelines for the Determination of the Income of the Board of Directors, the Board of Commissioners, and the Supervisory Board of State-Owned Enterprises as amended by Minister of State-Owned Enterprises Regulation Number PER-02/MBU/06/2016 regarding Amendment of Minister of State-Owned Enterprises Regulation Number PER-04/MBU/2014 regarding Guidelines for the Determination of the Income of the Board of Directors, the Board of Commissioners, and the Supervisory Board of State-Owned Enterprises and Minister of State-Owned Enterprises Regulation Number PER-01/MBU/06/2017 regarding Second Amendment of Minister of State-Owned Enterprises Regulation Number PER-04/MBU/2014 regarding Guidelines for the Determination of the Income of the Board of Directors, the Board of Commissioners, and the Supervisory Board of State-Owned Enterprises, under which the income of the Board of Directors and Board of Commissioners requires GMS approval.

5.

Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for Financial Year 2018, including audit of Internal Control Over Financial Reporting, and appointment of a Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for Financial Year 2018

Explanation:

The 5th item of the agenda, the Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for Financial Year 2018, including audit of Internal Control Over Financial Reporting and appointment of a Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for Financial Year 2018, requires GMS approval.

6.	Approval of the Transfer of Treasury Stock through Withdrawal by way of Capital Reduction

Explanation:

Approval of the Withdrawal by way of Capital Reduction of Treasury Stock resulting from Share Buy Back IV in the amount of 1,737,779,800 shares and amendment of Article 4 paragraph (2) and (3) of the Company’s Articles of Association in connection with the capital reduction. Based on Article 44 of the Company Law and Article 17 of Indonesia Financial Service Authority (OJK)

Regulation No. 30/POJK.04/2017 regarding Buy Back of Shares Issued by Public Companies, transfer of Treasury Stock through withdrawal by way of capital reduction requires GMS approval. The capital reduction is intended to reduce the issued and paid-up capital, and authorized capital, but not to reduce the Company’s total equity.

7.	Amendment of the Company’s Articles of Association

Explanation:

Amendment of Articles of Association which are:

a.	amendment of Article 4 on Capital as the consequence of the 6th item of the agenda; and
b.	amendment of other provision in the Company’s Article of Association.

The 7th item of the agenda is based on Article 28 Paragraph 2 of the Company’s Articles of Association, Article 19 of the Company Law and Article 29A paragraph b of OJK Regulation Number 10/POJK.04/2017 regarding amendment of Financial Service Authority Regulation Number 32/POJK.04/2014 regarding Planning and Implementation of Listed Company General Meeting of Shareholders, under which the amendment of the Company’s Articles of Association requires GMS approval.

8.	Ratification of Minister of State-Owned Enterprises Regulation Number PER-03/MBU/08/2017 and Number PER-04/MBU/09/2017 about State-Owned Enterprises Partnership Guidance

Explanation:

The 8th item of the agenda, the ratification of Minister of State-Owned Enterprises Regulation Number PER-03/MBU/08/2017 and Number PER-04/MBU/09/2017 about State Owned Company Partnership Guidance requires GMS approval, as required in the regulation.

9.	Changes in Composition of the Board of the Company

Explanation:

The 9th item of the agenda, “Changes in Composition of the Board of the Company”, is held based on Article 11 Paragraph 10 and Article 14 Paragraph 12 of the Company’s Articles of Association. Under the Company’s Articles of Association, the appointment and dismissal of the boards of the Company should be approved by the GMS and attended and approved by the Series A Dwiwarna shareholder.

Notes:

1.	This notice shall be deemed as an invitation to the Meeting for the Company’s shareholders. The Board of Directors will not send separate invitations to the Shareholders.
2.

Those who are eligible to attend the Meeting are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.15 hours Western Indonesian Time on April 4 2018 or the registered owners of the security sub account in the Depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on April 4 2018.

3.	The Shareholders or their proxies who will attend the Meeting are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to the Officer of the Meeting before entering the Meeting room. Institutional shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of the Board of Directors.

4.

Shareholders who can not attend the Meeting may be represented by their proxy by presenting a signed copy of the legal proxy letters and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy in the Meeting; however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours.

5.

Materials for the Meeting (“Meeting Materials”) are available on the Company’s website at www.telkom.co.id, starting the date here of. If needed materials for the Meeting are available to be examined in the form of hardcopies and can be obtained from the Company during our business hours by submitting a copy of Collective Share Certificates and the personal identification to the address below:

PERUSAHAAN PERSEROAN (PERSERO) PT Telekomunikasi Indonesia Tbk

Investor Relation

Telkom Landmark Tower 39th floor

Jl. Jend.Gatot Subroto Kav. 52 Jakarta 12710

Phone. (021) 521 5109, Fax. (021) 522 0500

Email: investor@telkom.co.id

PT Datindo Entrycom Jl. Hayam Wuruk No.28 Jakarta 10120 Phone. (021) 350 8077, Fax. (021)350 8078 Email: corporatesecretary@datindo.com

6.	To help us conducting the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present 30 (thirty) minutes prior to the time of the Meeting.

Bandung, April 5, 2018

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

Board of Directors